SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                              FORM 11-K


           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

             For the Fiscal Year Ended December 31, 1995
                                       _________________


                     CUMMINS ENGINE COMPANY, INC.
     (Name of issuer of the securities held pursuant to the plan)


Commission File Number 1-4949.
                       _______


Incorporated in the State of Indiana    I.R.S. Employer Identification
                                                No. 35-0257090


     500 Jackson Street, Box 3005, Columbus, Indiana  47202-3005
               (Address of Principal Executive Office)

                  Telephone Number:  (812) 377-5000


             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                     RETIREMENT AND SAVINGS PLANS
                        FINANCIAL STATEMENTS
                   AS OF DECEMBER 31, 1995 AND 1994
                    TOGETHER WITH AUDITORS' REPORT
                        (Full title of the plan)

             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                    RETIREMENT AND SAVINGS PLANS
                    INDEX TO FINANCIAL STATEMENTS


                                                             Page
                                                             ____

Report of Independent Public Accountants                     3

Combining Statements of Net Assets by Plan                   4-5

Combining Statements of Changes in Net Assets by Plan        6-7

Combining Statements of Net Assets by Fund                   8-9

Combining Statements of Changes in Net Assets by Fund        10-11

Notes to Financial Statements                                12-17

Signature                                                    27


                                                            Schedule
                                                            ________


Assets Held for Investment Purposes                             I

Reportable Transactions                                        II

Matching Contribution Formulas                                III

Employing Locations by Plan                                    IV

Loans or Fixed Income Obligations                               V


                                                            Exhibit
                                                            _______

Consent of Independent Public Accountants                      23

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
              ________________________________________


To the Pension Policy Committee
of Cummins Engine Company, Inc.:

We have audited the accompanying combining statements of net assets by plan and by fund, of the CUMMINS ENGINE COMPANY, INC. AND AFFILIATES RETIREMENT AND SAVINGS PLANS as of December 31, 1995 and 1994, and the related statements of changes in net assets by plan and by fund, for the years ended December 31, 1995 and 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plans as of December 31, 1995 and 1994, and the changes in the net assets for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, matching contribution formulas, employee locations by plan, and loans or fixed income obligations are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets and the statement of changes in net assets is presented for purposes of additional analysis rather than to present the net assets and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                               ARTHUR ANDERSEN LLP

Chicago, Illinois
June 11, 1996.

                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                             COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                          DECEMBER 31, 1995
                                          (stated in OOO's)

                                    Salaried   Bargaining    Onan     Lubricon     CDC      TOTAL
                                    ________   __________   _______   ________   _______   ________
Assets
______

Cash and investments:

 The Northern Trust Company
  Short-Term Investment Fund        $  1,156    $      -    $     -     $  -     $     -   $  1,156
 Cummins Engine Company, Inc.
  Fixed Income Fund                   89,546     110,828     19,251       82       5,104    224,811
 Vanguard Wellington Fund             67,646      40,998     21,159      103       3,716    133,622
 Vanguard U.S. Growth Fund            31,366      10,322      9,393       74       2,218     53,373
 Vanguard Index Trust Fund            39,208      16,324     11,728       82       2,593     69,935
 Vanguard Explorer Fund                5,911       1,727      1,238       19         271      9,166
 Vanguard International Fund           5,396       1,221      1,098       46         178      7,939
 Cummins Engine Company, Inc.
  Common Stock                        94,522       7,356      2,480       14       1,193    105,565

 Participant Loans                     5,439       3,587      1,632       23         897     11,578
                                    ________    ________    _______     ____     _______   ________
Total cash and investments           340,190     192,363     67,979      443      16,170    617,145
                                    ________    ________    _______     ____     _______   ________
Receivables:

 Employer contributions                3,528       1,454        280       20         575      5,857
 Employee contributions                1,758       1,485        631        4         248      4,126
 Employee loan repayments                319         216        136        2          70        743
 Accrued interest                          4           -          -        -           -          4
                                    ________    ________    _______     ____     _______   ________
Total receivables                      5,609       3,155      1,047       26         893     10,730
                                    ________    ________    _______     ____     _______   ________
Total assets                         345,799     195,518     69,026      469      17,063    627,875
                                    ________    ________    _______     ____     _______   ________
Liabilities
___________

 Interest payable                      2,953           -          -        -           -      2,953
 Note payable - ESOP                  68,050           -          -        -           -     68,050
                                    ________    ________    _______     ____     _______   ________
Total liabilities                     71,003           -          -        -           -     71,003
                                    ________    ________    _______     ____     _______   ________
Net Assets                          $274,796    $195,518    $69,026     $469     $17,063   $556,872
                                    ________    ________    _______     ____     _______   ________
                                    ________    ________    _______     ____     _______   ________


The accompanying notes and schedules are an integral part of these statements.


                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                             COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                          DECEMBER 31, 1994
                                          (stated in OOO's)

                                    Salaried   Bargaining    Onan     Lubricon     CDC      TOTAL
                                    ________   __________   _______   ________   _______   ________
Assets
______

Cash and investments:

 The Northern Trust Company
  Short-Term Investment Fund        $    865    $      -    $     -     $  -     $     -   $    865
 Cummins Engine Company, Inc.
  Fixed Income Fund                   83,459     105,128     17,531       88       5,658    211,864
 Vanguard Wellington Fund             49,907      29,286     15,811       68       2,653     97,725
 Vanguard U.S. Growth Fund            18,624       5,620      5,915       30       1,114     31,303
 Vanguard Index Trust Fund            24,003       9,949      7,764       45       1,518     43,279
 Vanguard Explorer Fund                2,692         712        458       10         149      4,021
 Vanguard International Fund           6,525       1,922      1,433       65         321     10,266
 Cummins Engine Company, Inc.
  Common Stock                       114,495       7,867      2,749       13         825    125,949

 Participant Loans                     5,130       3,773      1,583       24         859     11,369
                                    ________    ________    _______     ____     _______   ________
Total cash and investments           305,700     164,257     53,244      343      13,097    536,641
                                    ________    ________    _______     ____     _______   ________
Receivables:

 Employer contributions                3,644       1,487        294       20         517      5,962
 Employee contributions                1,691       1,264        609        5         213      3,782
 Employee loan repayments                245         213        115        1          65        639
 Accrued interest                          3           -          -        -           -          3
                                    ________    ________    _______     ____     _______   ________
Total receivables                      5,583       2,964      1,018       26         795     10,386
                                    ________    ________    _______     ____     _______   ________
Total assets                         311,283     167,221     54,262      369      13,892    547,027
                                    ________    ________    _______     ____     _______   ________
Liabilities
___________

 Interest payable                      2,935           -          -        -           -      2,935
 Note payable - ESOP                  69,450           -          -        -           -     69,450
                                    ________    ________    _______     ____     _______   ________
Total liabilities                     72,385           -          -        -           -     72,385
                                    ________    ________    _______     ____     _______   ________
Net Assets                          $238,898    $167,221    $54,262     $369     $13,892   $474,642
                                    ________    ________    _______     ____     _______   ________
                                    ________    ________    _______     ____     _______   ________


The accompanying notes and schedules are an integral part of these statements.

</TABLE


                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                         COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                          DECEMBER 31, 1995
                                          (stated in OOO's)

                                         Salaried   Bargaining    Onan     Lubricon     CDC      TOTAL
                                         ________   __________   _______   ________   _______   ________

Net Assets - beginning of year           $238,898    $167,221    $54,262     $369     $13,892   $474,642
                                         ________    ________    _______     ____     _______   ________

Investment income:
 Fund investment income                    39,792      22,889     11,797       79       2,290     76,847
 Interest income                               28           -          -        -           -         28
 Dividend income                            2,287           -          -        -           -      2,287
 Net realized & unrealized depreciation
  in the value of investments             (18,865)          -          -        -           -    (18,865)
                                         _________   ________    _______     ____     _______   _________

Total investment income                    23,242      22,889     11,797       79       2,290     60,297

Less: investment advisory expense              70          25          4        -           2        101
      interest expense                      5,907           -          -        -           -      5,907
                                         ________    ________    _______     ____     _______   ________

Net investment income                      17,265      22,864     11,793       79       2,288     54,289
                                         ________    ________    _______     ____     _______   ________


Contributions:
 Employer                                   5,390       1,462        286       20         592      7,750
 Employee                                  21,602      13,946      5,903       59       2,213     43,723
 Rollover                                   1,029          88        106        -          23      1,246
                                         ________    ________    _______     ____     _______   ________
Total contributions                        28,021      15,496      6,295       79       2,828     52,719
                                         ________    ________    _______     ____     _______   ________

Participant withdrawals                     9,896      10,006      3,265       57       1,554     24,778

Inter-plan transfers                          508         (57)       (59)      (1)       (391)         -
                                         ________    _________   ________    _____    ________  ________

Net assets - end of year                 $274,796    $195,518    $69,026     $469     $17,063   $556,872
                                         ________    ________    _______     ____     _______   ________
                                         ________    ________    _______     ____     _______   ________


The accompanying notes and schedules are an integral part of these statements.

                            CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                         COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                          DECEMBER 31, 1994
                                          (stated in OOO's)

                                         Salaried   Bargaining    Onan     Lubricon     CDC      TOTAL
                                         ________   __________   _______   ________   _______   ________

Net Assets - beginning of year           $238,911    $154,167    $47,882     $394     $12,491   $453,845
                                         ________    ________    _______     ____     _______   ________

Investment income:
 Fund investment income (loss)              5,234       6,034      1,167      (26)        257     12,666
 Interest income                               13           -          -        -           -         13
 Dividend income                            1,440           -          -        -           -      1,440
 Net realized & unrealized depreciation
  in the value of investments             (19,688)          -          -        -           -    (19,688)
                                         _________   ________    _______     _____    _______   _________

Total investment income (loss)            (13,001)      6,034      1,167      (26)        257     (5,569)

Less: investment advisory expense              86          45          7        -           2        140
      interest expense                      5,969           -          -        -           -      5,969
                                         ________    ________    _______     _____    _______   ________

Net investment income (loss)              (19,056)      5,989      1,160      (26)        255    (11,678)
                                         _________   ________    _______     _____    _______   _________


Contributions:
 Employer                                   6,389       1,534        298       21         523      8,765
 Employee                                  20,708      13,126      6,390      101       2,221     42,546
 Rollover                                     822         206        274        1          17      1,320
                                         ________    ________    _______     ____     _______   ________
Total contributions                        27,919      14,866      6,962      123       2,761     52,631
                                         ________    ________    _______     ____     _______   ________

Participant withdrawals                     8,887       7,641      2,058      126       1,444     20,156

Inter-plan transfers                           11        (160)       316        4        (171)         -
                                         ________    _________   ________    _____    ________  ________

Net assets - end of year                 $238,898    $167,221    $54,262     $369     $13,892   $474,642
                                         ________    ________    _______     ____     _______   ________
                                         ________    ________    _______     ____     _______   ________


The accompanying notes and schedules are an integral part of these statements.

                                           CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                                  RETIREMENT AND SAVINGS PLANS
                                           COMBINING STATEMENTS OF NET ASSETS BY FUND
                                                       DECEMBER 31, 1995
                                                       (stated in OOO's)

                                  Fixed                 U.S.     Index   Explorer          Cummins            Loan
                                  Income   Wellington  Growth    Fund      Fund    Intl.    Stock    ESOP     Fund     Total
                                 ________  __________  _______  _______  ________  ______  _______  _______  _______  ________
Assets
______

Cash and investments:

 The Northern Trust Company
  Short-Term Investment Fund     $      -   $      -   $     -  $     -   $    -   $    -  $     -  $ 1,156  $     -  $  1,156
 Cummins Engine Company, Inc.
  Fixed Income Fund               224,811          -         -        -        -        -        -        -        -   224,811
 Vanguard Wellington Fund               -    133,622         -        -        -        -        -        -        -   133,622
 Vanguard U.S. Growth Fund              -          -    53,373        -        -        -                 -        -    53,373
 Vanguard Index Trust Fund              -          -         -   69,935        -        -        -        -        -    69,935
 Vanguard Explorer Fund                 -          -         -        -    9,166        -        -        -        -     9,166
 Vanguard International Fund            -          -         -        -        -    7,939        -        -        -     7,939
 Cummins Engine Company, Inc.
  Common Stock                          -          -         -        -        -        -   21,368   84,197        -   105,565

 Participant Loans                      -          -         -        -        -        -        -        -   11,578    11,578
                                 ________   ________   _______  _______  _______   ______  _______  _______  _______  ________

Total Cash and investments        224,811    133,622    53,373   69,935   9,166     7,939   21,368   85,353   11,578   617,145
                                 ________   ________   _______  _______  _______   ______  _______  _______  _______  ________
Receivables:

 Employer contributions             1,269        524       266      307      45        40       93    3,313        -     5,857
 Employee contributions             1,473      1,033       554      677     126       109      154        -        -     4,126
 Employee loan repayments             269        182       100      127      15        14       36        -        -       743
 Accrued interest                       -          -         -        -       -         -        -        4        -         4
                                 ________   ________   _______  _______  ______    ______  _______  _______  _______  ________
Total receivables                   3,011      1,739       920    1,111     186       163      283    3,317        -    10,730
                                 ________   ________   _______  _______  ______    ______  _______  _______  _______  ________
Total assets                      227,822    135,361    54,293   71,046   9,352     8,102   21,651   88,670   11,578   627,875
                                 ________   ________   _______  _______  ______    ______  _______  _______  _______  ________
Liabilities
___________

 Interest payable                       -          -         -        -       -         -        -    2,953        -     2,953
 Note payable - ESOP                    -          -         -        -       -         -        -   68,050        -    68,050
                                 ________   ________   _______  _______  ______    ______  _______  _______  _______  ________

Total liabilities                       -          -         -        -       -         -        -   71,003        -    71,003
                                 ________   ________   _______  _______  ______    ______  _______  _______  _______  ________

Net Assets                       $227,822   $135,361   $54,293  $71,046  $9,352    $8,102  $21,651  $17,667  $11,578  $556,872
                                 ________   ________   _______  _______  ______    ______  _______  _______  _______  ________
                                 ________   ________   _______  _______  ______    ______  _______  _______  _______  ________


The accompanying notes and schedules are an integral part of these statements.

</TABLE



                                           CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                                  RETIREMENT AND SAVINGS PLANS
                                           COMBINING STATEMENTS OF NET ASSETS BY FUND
                                                       DECEMBER 31, 1994
                                                       (stated in OOO's)

                                  Fixed                 U.S.     Index   Explorer           Cummins            Loan
                                  Income   Wellington  Growth    Fund      Fund     Intl.    Stock    ESOP     Fund     Total
                                 ________  __________  _______  _______  ________  _______  _______  _______  _______  ________
Assets
______

Cash and investments:

 The Northern Trust Company
  Short-Term Investment Fund     $      -   $      -   $     -  $     -   $    -   $     -  $     -  $   865  $     -  $    865
 Cummins Engine Company, Inc.
  Fixed Income Fund               211,864          -         -        -        -         -        -        -        -   211,864
 Vanguard Wellington Fund               -     97,725         -        -        -         -        -        -        -    97,725
 Vanguard U.S. Growth Fund              -          -    31,303        -        -         -                 -        -    31,303
 Vanguard Index Trust Fund              -          -         -   43,279        -         -        -        -        -    43,279
 Vanguard Explorer Fund                 -          -         -        -    4,021         -        -        -        -     4,021
 Vanguard International Fund            -          -         -        -        -    10,266        -        -        -    10,266
 Cummins Engine Company, Inc.
  Common Stock                          -          -         -        -        -         -   21,946  104,003        -   125,949

 Participant Loans                      -          -         -        -        -         -        -        -   11,369    11,369
                                 ________   ________   _______  _______  _______   _______  _______  _______  _______  ________

Total Cash and investments        211,864     97,725    31,303   43,279   4,021     10,266   21,946  104,868   11,369   536,641
                                 ________   ________   _______  _______  _______   _______  _______  _______  _______  ________
Receivables:

 Employer contributions             1,348        491       195      245      27         64      125    3,467        -     5,962
 Employee contributions             1,488        918       419      526      78        163      190        -        -     3,782
 Employee loan repayments             251        172        68       85       8         18       37        -        -       639
 Accrued interest                       -          -         -        -       -          -        -        3        -         3
                                 ________   ________   _______  _______  ______    _______  _______  _______  _______  ________
Total receivables                   3,087      1,581       682      856     113        245      352    3,470        -    10,386
                                 ________   ________   _______  _______  ______    _______  _______  _______  _______  ________
Total assets                      214,951     99,306    31,985   44,135   4,134     10,511   22,298  108,338   11,369   547,027
                                 ________   ________   _______  _______  ______    _______  _______  _______  _______  ________
Liabilities
___________

 Interest payable                       -          -         -        -       -          -        -    2,935        -     2,935
 Note payable - ESOP                    -          -         -        -       -          -        -   69,450        -    69,450
                                 ________   ________   _______  _______  ______    _______  _______  _______  _______  ________

Total liabilities                       -          -         -        -       -          -        -   72,385        -    72,385
                                 ________   ________   _______  _______  ______    _______  _______  _______  _______  ________

Net Assets                       $214,951   $ 99,306   $31,985  $44,135  $4,134    $10,511  $22,298  $35,953  $11,369  $474,642
                                 ________   ________   _______  _______  ______    _______  _______  _______  _______  ________
                                 ________   ________   _______  _______  ______    _______  _______  _______  _______  ________


The accompanying notes and schedules are an integral part of these statements.

</TABLE



                                           CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                                  RETIREMENT AND SAVINGS PLANS
                                      COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                                                       DECEMBER 31, 1995
                                                       (stated in OOO's)

                                  Fixed                 U.S.                                Cummins            Loan
                                  Income   Wellington  Growth    Index   Explorer   Intl.    Stock    ESOP     Fund     Total
                                 ________  __________  _______  _______  ________  _______  _______  _______  _______  ________

Net Assets - beginning of year   $214,951   $ 99,306   $31,985  $44,135   $4,134   $10,511  $22,298  $35,953  $11,369  $474,642
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________
Investment income:
  Fund investment income (loss)    15,416     31,854    13,383   17,250    1,429       770   (3,255)       -        -    76,847
  Interest income                       -          -         -        -        -         -        -       28        -        28
  Dividend income                       -          -         -        -        -         -        -    2,287        -     2,287
  Net realized and unrealized
   depreciation in the value
   of investments                       -          -         -        -        -         -        -  (18,865)       -   (18,865)
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  _________

Total investment income (loss)     15,416     31,854    13,383   17,250    1,429       770   (3,255) (16,550)       -    60,297

Less: investment advisory expense      51          -         -        -        -         -        -       50        -       101
      interest expense                  -          -         -        -        -         -        -    5,907        -     5,907
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________

Net investment income (loss)       15,365     31,854    13,383   17,250    1,429       770   (3,255) (22,507)       -    54,289
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________
Contributions:
  Employer                          1,309        526       268      309       45        40       96    5,157        -     7,750
  Employee                         16,125     10,654     5,579    6,694    1,175     1,489    2,007        -        -    43,723
  Rollover                            254        262       235      291       68        62       74        -        -     1,246
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________

Total contributions                17,688     11,442     6,082    7,294    1,288     1,591    2,177    5,157        -    52,719
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________

Participant loan repayments         2,994      1,835       945    1,137      151       204      461        -   (7,727)        -
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________

Inter-fund transfers               (6,077)    (2,427)    4,462    4,288    2,792    (4,420)   1,382        -        -         -
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________
Payments:
Participant withdrawals            13,912      4,811     1,651    1,922      298       361      887      936        -    24,778
Participant loan withdrawals        3,187      1,838       913    1,136      144       193      525        -   (7,936)        -
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________

Total payments                     17,099      6,649     2,564    3,058      442       554    1,412      936   (7,936)   24,778
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________

Net assets - end of year         $227,822   $135,361   $54,293  $71,046   $9,352   $ 8,102  $21,651  $17,667  $11,578  $556,872
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________


The accompanying notes and schedules are an integral part of these statements.

</TABLE



                                           CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                                  RETIREMENT AND SAVINGS PLANS
                                      COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                                                       DECEMBER 31, 1994
                                                       (stated in OOO's)

                                  Fixed                 U.S.                                Cummins            Loan
                                  Income   Wellington  Growth    Index   Explorer   Intl.    Stock    ESOP     Fund     Total
                                 ________  __________  _______  _______  ________  _______  _______  _______  _______  ________

Net Assets - beginning of year   $189,498   $107,998   $30,370  $43,912   $    0   $     0  $15,503  $55,558  $11,006  $453,845
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________
Investment income:
  Fund investment income (loss)    13,985       (644)    1,114      440        2       (60)  (2,171)       -        -    12,666
  Interest income                       -          -         -        -        -         -        -       13        -        13
  Dividend income                       -          -         -        -        -         -        -    1,440        -     1,440
  Net realized and unrealized
   depreciation in the value
   of investments                       -          -         -        -        -         -        -  (19,688)       -   (19,688)
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  _________

Total investment income (loss)     13,985       (644)    1,114      440        2       (60)  (2,171) (18,235)       -    (5,569)

Less: investment advisory expense      89          -         -        -        -         -        -       51        -       140
      interest expense                  -          -         -        -        -         -        -    5,969        -     5,969
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________

Net investment income (loss)       13,896       (644)    1,114      440        2       (60)  (2,171) (24,255)       -   (11,678)
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  _________
Contributions:
  Employer                          1,552        548       213      272       29        66      134    5,951        -     8,765
  Employee                         15,224     11,563     4,976    6,388      647     1,616    2,132        -        -    42,546
  Rollover                            303        283       171      199       70       111      183        -        -     1,320
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________

Total contributions                17,079     12,394     5,360    6,859      746     1,793    2,449    5,951        -    52,631
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________

Participant loan repayments         2,587      1,673       719      891       70       181      400        -   (6,521)        -
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________

Inter-fund transfers                6,125    (16,307)   (3,841)  (5,691)   3,432     8,913    7,369        -        -         -
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________
Payments:
Participant withdrawals            11,348      4,002     1,084    1,386       52       159      824    1,301        -    20,156
Participant loan withdrawals        2,886      1,806       653      890       64       157      428        -   (6,884)        -
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________

Total payments                     14,234      5,808     1,737    2,276      116       316    1,252    1,301   (6,884)   20,156
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________

Net assets - end of year         $214,951   $ 99,306   $31,985  $44,135   $4,134   $10,511  $22,298  $35,953  $11,369  $474,642
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________
                                 ________   ________   _______  _______   ______   _______  _______  _______  _______  ________


The accompanying notes and schedules are an integral part of these statements.


</TABLE



                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1995 AND 1994


1.  SUMMARY OF THE PLAN
    ___________________

    The Cummins Engine Company, Inc. and Affiliates Retirement and Savings
Plans (the Plan or the Plans) are defined contribution plans that cover five employee groups (as described in Note 2). Participants have the opportunity to make pre-tax and after-tax contributions to the plan and can choose from seven different investment options (investment options and details of the plans are described in Note 2 and Note 3, respectively).


2.  SUMMARY OF ACCOUNTING POLICIES
    ______________________________

Basis of Combination
____________________


    The Combining Statements of Net Assets and Changes in Net Assets reflect the financial activity of the Retirement and Savings Plans of Cummins Engine Company, Inc. (the Company) and certain subsidiary companies
(the Companies).  These Plans include:

 . Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (Salaried Plan)

 . Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees (Bargaining Plan)

 .  Cummins Engine Company, Inc. Retirement and Savings Plan for Onan
   Corporation Employees (Onan Plan)

 .  Cummins Engine Company, Inc. Retirement and Savings Plan for Lubricant
   Consultants, Inc. Employees (Lubricon Plan)

 .  Cummins Engine Company, Inc. Retirement and Savings Plan for
   Consolidated Diesel Company Employees (CDC Plan)

Trust Arrangements
__________________

    A single trust arrangement is maintained with the Trustee for the administration of the primary investments in the Plans; however, a separate trust arrangement is maintained with The Northern Trust Company for the Employee Stock Ownership ("ESOP") portion of the Plans (as described in
Note 3).

Accounting Method
_________________

    Accounting records are maintained by the Trustee on a modified cash basis. All material adjustments have been made to present the financial statements under the accrual basis of accounting as required by generally accepted accounting principles.

    All investments included in the Combining Statements of Net Assets and
Schedule I, and the investment related income included in the Combining
Statements of Changes in Net Assets reflect amounts obtained from and certified by the respective trustees as being complete and accurate.

Investments
___________

    Investments held by the Trust are stated at market value except for its investment contracts which are stated at contract value and changes in market value are reflected in Fund investment income (loss). Quoted market prices are used to value investments.

    The Fixed Income Fund consists primarily of insurance contracts and bank investment contracts with various insurance companies. The insurance companies maintain investment accounts for each contract. The accounts are credited with earnings on the underlying investments at interest rates ranging from 4.95% to 9.27% and charged for withdrawals and administrative expenses by the insurance companies. The contracts are included in the financial statements at contract value, which approximates fair value as reported to the Plan by the investment administrator. Contract values represent contributions made under the contracts, plus earnings, less Plan withdrawals and administrative expenses.

    Assets of the Trust are segregated into seven investment funds: the Fixed Income Fund, the Wellington Fund, the Vanguard U.S. Growth Fund, the
Index 500 Trust Fund, the Explorer Fund, the International Fund, and the
Cummins Common Stock Fund. Maintenance of separate funds provides investment alternatives to participants in the Plans; the allocation of investments between the funds is at the direction of participants.

    The assets of the Fixed Income Fund consists primarily of insurance and bank investment contracts. The Wellington Fund consists primarily of equity, fixed income, and cash equivalent marketable securities. The
Vanguard U.S. Growth Fund consists primarily of long-term domestic and foreign capital growth stock. The Vanguard Index 500 Trust Fund consists primarily of equity and cash equivalent marketable securities whose investment results should correspond to the performance of the Standard &
Poor's 500 Composite Stock Price (S & P 500) Index. The Explorer Fund consists of common stocks of small companies with favorable prospects for above-average growth in market value. The International Fund consists of a broadly diversified portfolio of non-U.S. equity securities selected on the basis of relative value. The Cummins Common Stock Fund consists of investments in Company common stock. The ESOP Fund consists of matching contributions in the form of common stock for certain plans.

    Effective January, 1996, the Vanguard Institutional Index Fund replaced Vanguard Index Trust-500 Fund. The Vanguard Institutional Index
Fund attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

    Net investment income (loss) of each fund is allocated to each Plan based on the relationship of each Plan's investment in the fund to the total investment in the fund. Net investment income (loss) is likewise allocated to participants based on the relationship of participant account balances in each fund to the total balance in each fund.

Participant Loans
_________________

    The Plans permit participants to borrow portions of their accounts subject to Department of Labor regulations. Participants may take out loans limited to the lessor of $50,000 or 50 percent of the present value of their accounts (excluding ESOP accounts) over a period not to exceed 54 months. The annual interest rate is the Prime Rate, as quoted in the Wall
Street Journal, plus 1 percent. The amount used to secure a loan is 50 percent of the participant's account balance.

    Participant loan activity is reported in the Combining Statements of Net Assets and Changes in Net Assets by Fund in the Loan Fund.

Administrative Expenses and Investment Advisory Fees
____________________________________________________

    Administrative expenses such as record keeping fees are paid by the Companies. Investment advisory fees for portfolio management of Vanguard
Funds are paid directly from fund earnings. Investment advisory fees for the Fixed Income Fund are paid directly from the fund. The trust agreement entitles the Trustee to receive reasonable compensation for services rendered and expenses incurred in the administration and execution of the Plans.

3.  DESCRIPTION OF THE PLANS
    ________________________

Participation
_____________

    Substantially all full-time, domestic employees of the Company and designated subsidiaries are eligible to participate in one of the Plans no later than the first day of the month following the 60th day after date of employment. Nonresident aliens employed by the Company or a foreign subsidiary are eligible to participate if the Company owns at least 80 percent of the foreign subsidiary's common stock.

    The Plans encourage voluntary savings through regular payroll deductions. Subject to limitations contained in the Internal Revenue Code and Regulations, participants may contribute up to 15 percent of gross pay
(10 percent with respect to certain highly compensated participants) as pre-tax contributions, and 10 percent of gross pay as after-tax contributions (not to exceed 20% in total). In addition, participants are permitted to make voluntary additional after-tax contributions once each year.

    At the end of each Plan year, the Companies make matching contributions for each participant's pre-tax and after-tax contributions that remain in the Plans at the end of the Plan year. The formulas for these matches, as set forth in the Plans, vary for each Company (see
Schedule III). Certain groups of participants receive cash matches and other groups participate in the ESOP (as described below) and receive matching contributions in the form of Company common stock. All matching cash contributions, ESOP shares, and earnings thereon are immediately vested and nonforfeitable.

    In July 1989, the Company established the ESOP Trust and sold
2,362,206 shares of its common stock at $31.75 per share (amounts reflect two-for-one common stock split) to the ESOP Trust in exchange for a $75 million promissory note (the Note) secured by the shares. In December
1990, the ESOP Trust prepaid its then-current indebtedness to the Company with proceeds from the issuance of $72,750,000 of 8.76 percent ESOP Notes due 1998 and guaranteed by the Company (see Note 6). The arrangement requires the Companies to contribute an aggregate annual amount to the ESOP
Trust equal to the annual principal and interest payable under the terms of the Note after application of dividends paid on shares held in the ESOP
Trust. As the ESOP Trust's indebtedness is repaid from these sources of funds, shares are allocated to the accounts of participants in the ESOP in relative proportion to each participant's contributions to the Plans as well as dividends received on shares previously allocated to the participant's account in the ESOP Trust. For the 1995 plan year, 675,994 shares were allocated and 1,599,593 remain unallocated in the ESOP Trust.

    Participant and Company cash matching contributions are deposited in the Trust and then invested in the seven investment funds in accordance with participant elections. Account balances and contributions can be invested in one or more of the seven investment funds in multiples of 1 percent. Investment direction can be changed daily. Common stock account balances in the ESOP account cannot be redirected. Investment experience is allocated to participant accounts on a daily basis.

Participant Withdrawals
_______________________

    Participants are permitted to withdraw their after-tax contributions, the Company cash matching contributions (after remaining in the account for two full plan years) and accumulated earnings thereon.
Participants are also permitted to take out loans (see Note 2). In the event of financial hardship, participants are permitted to withdraw pre-tax contributions and accumulated earnings thereon. Each hardship withdrawal request, including proof of financial hardship, is reviewed individually by the Plans' Administrator. In-service withdrawals from the ESOP account are prohibited under any circumstance.

Plan Payouts
____________

    Upon termination of employment, immediate distribution is made to those participants with account balances less than or equal to $3,500.
Terminating participants with account balances greater than $3,500 must consent to any payment prior to the attainment of age 70 1/2. Participants who do not consent to immediate distribution may subsequently elect in writing to begin receiving benefits as soon as is practical, provided that in any event the distribution commences no later than April 1 of the Plan year following the Plan year in which age 70 1/2 occurs. Account balances remaining in the Plans will continue to share in the earnings of the investments prior to distribution. Distributions from the ESOP portion of the Plans are in whole shares of stock allocated to participant accounts, with cash for partial shares unless participants elect to receive the entire distribution in cash at current market value.

4.  PLAN AMENDMENTS
    _______________

    Effective January 1, 1995, the after-tax match for DWU-CMEP employees
(Bargaining Plan) was replaced by a pre-tax match of $1 for every $1 contributed up to 2% of gross pay and $.25 for every $1 contributed up to the next 4% of gross pay.

    Effective January 1, 1996, the after-tax match for OCU employees hired after June 19, 1990 and OCU-CMEP employees (Bargaining Plan) was replaced by a pre-tax match of $1 for every $1 contributed up to 2% of gross pay and $.25 for every $1 contributed up to the next 4% of gross pay.

    Effective January 1, 1996, the after-tax match for Atlas hourly employees (Bargaining Plan) was replaced by a pre-tax match of $1 for every $1 contributed up to 2% of gross pay.

5.  TAX STATUS
    __________

    The Company has filed a request for the Internal Revenue Service to issue favorable determination letters for the Cummins Engine Company, Inc.
and Affiliates Retirement and Savings Plans. The Plans' Administrator and the Plans' Tax Counsel believe that the Plans are currently designed and being operated in compliance with applicable requirements of the Internal
Revenue Code. Therefore they believe that the Plans are qualified and the related trusts are tax exempt.

6.  LONG-TERM DEBT
    ______________

    The ESOP Trust has issued $72,750,000 of ESOP Notes due in 1998 with an annual interest rate of 8.76 percent payable semi-annually to the Note holders (see Note 3). Effective January 1, 1993, the interest rate on the notes was reduced to 8.68 percent due to a tax law change. Principal payments of $1.5 million, $1.6 million and $1.7 million are due in 1996, 1997, and 1998 respectively. The final principal payment, $63.3 million, is due on July 15, 1998.

7.  PARTIES-IN-INTEREST AND REPORTABLE TRANSACTIONS
    _______________________________________________

    Party-in-interest transactions during the plan year ended December 31, 1995 are included in Schedules I and II of these statements.

   	Reportable transactions during the plan year ended December 31, 1995 are included in Schedule II of these statements.



                                                              SCHEDULE I


                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                       RETIREMENT AND SAVINGS PLANS
                              EIN 35-0257090
        ITEM 27 A:  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1995
              (cost and market value amounts stated in 000's)


      ISSUER/DESCRIPTION               SHARES        COST      MARKET VALUE
_______________________________       _________    ________    ____________

Salaried:

 The Northern Trust Company
  Short-Term Investment Fund                       $  1,156      $  1,156
 Cummins Engine Company, Inc.
  Fixed Income Fund                                  89,546        89,546
 Vanguard Wellington Fund                            55,592        67,646
 Vanguard U.S. Growth Fund                           25,260        31,366
 Vanguard Index Trust Fund                           30,936        39,208
 Vanguard Explorer Fund                               5,565         5,911
 Vanguard International Fund                          5,469         5,396
 Cummins Engine Company, Inc.
  Common Stock***                     3,705,752      86,625        94,522

 Participant Loans (9.5%-10.0%)                       5,439         5,439
                                      _________    ________      ________

                                      3,705,752    $305,588      $340,190
                                      _________    ________      ________


Bargaining:

The Northern Trust Company
  Short-Term Investment Fund                       $      -      $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund                                 110,828       110,828
 Vanguard Wellington Fund                            33,692        40,998
 Vanguard U.S. Growth Fund                            8,313        10,322
 Vanguard Index Trust Fund                           12,880        16,324
 Vanguard Explorer Fund                               1,626         1,727
Vanguard International Fund                           1,238         1,221
 Cummins Engine Company, Inc.
  Common Stock***                     1,018,843       6,741         7,356
 Participant Loans (9.5%-10.0%)                       3,587         3,587
                                      _________    ________      ________

                                      1,018,843    $178,905      $192,363
                                      _________    ________      ________
Onan:

The Northern Trust Company
  Short-Term Investment Fund                       $      -      $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund                                  19,251        19,251
 Vanguard Wellington Fund                            17,388        21,159
 Vanguard U.S. Growth Fund                            7,565         9,393
 Vanguard Index Trust Fund                            9,254        11,728
 Vanguard Explorer Fund                               1,166         1,238
 Vanguard International Fund                          1,112         1,098
 Cummins Engine Company, Inc.
  Common Stock***                       343,406       2,273         2,480

 Participant Loans (9.5%-10.0%)                       1,632         1,632
                                      _________    ________      ________

                                        343,406    $ 59,641      $ 67,979
                                      _________    ________      ________
Lubricon:

 The Northern Trust Company
  Short-Term Investment Fund                       $      -      $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund                                      81            82
 Vanguard Wellington Fund                                85           103
 Vanguard U.S. Growth Fund                               60            74
 Vanguard Index Trust Fund                               65            82
 Vanguard Explorer Fund                                  18            19
 Vanguard International Fund                             48            46
 Cummins Engine Company, Inc.
  Common Stock***                         1,962          12            14

 Participant Loans (9.5%-10.0%)                          23            23
                                      _________    ________      ________

                                          1,962    $    392      $    443
                                      _________    ________      ________
CDC:

The Northern Trust Company
  Short-Term Investment Fund                       $      -      $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund                                   5,105         5,104
 Vanguard Wellington Fund                             3,054         3,716
 Vanguard U.S. Growth Fund                            1,786         2,218
 Vanguard Index Trust Fund                            2,046         2,593
 Vanguard Explorer Fund                                 255           271
 Vanguard International Fund                            180           178
 Cummins Engine Company, Inc.
  Common Stock***                       165,200       1,093         1,193

 Participant Loans (9.5%-10.0%)                         897           897
                                      _________    ________      ________

                                        165,200    $ 14,416      $ 16,170
                                      _________    ________      ________
Total:

The Northern Trust Company
  Short-Term Investment Fund                       $  1,156      $  1,156
 Cummins Engine Company, Inc.
  Fixed Income Fund                                 224,811       224,811
 Vanguard Wellington Fund                           109,811       133,622
 Vanguard U.S. Growth Fund                           42,984        53,373
 Vanguard Index Trust Fund                           55,181        69,935
 Vanguard Explorer Fund                               8,630         9,166
 Vanguard International Fund                          8,047         7,939
 Cummins Engine Company, Inc.
  Common Stock***                     5,235,163      96,744       105,565

 Participant Loans (9.5%-10.0%)                      11,578        11,578
                                      _________    ________      ________

                                      5,235,163    $558,942      $617,145
                                      _________    ________      ________


***Identifies known party-in-interest to the plan




                                                                   Schedule II


                           CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                  RETIREMENT AND SAVINGS PLANS
                               SCHEDULE OF REPORTABLE TRANSACTIONS
                               FOR THE YEAR ENDED DECEMBER 31, 1995
                                     (amounts stated in 000's)

                                        Par Value
                          Number of    or Principal   Purchased     Sales       Current    Gain or
Description of Issue     Transactions     Amount        Cost       Proceeds      Value     (Loss)
____________________     ____________  ____________   _________    ________     _______    _______

Fixed Income Fund            158           N/A        $57,725      $     -      $57,725    $    -

Fixed Income Fund            167           N/A         44,739       44,739            -         -

Wellington Fund              151           N/A         27,315            -       27,315         -

Wellington Fund              159           N/A         15,111       16,731            -     1,620

U.S. Growth Fund             167           N/A         16,694            -       16,694         -

U.S. Growth Fund             135           N/A          4,924        5,822            -       898

Index Trust Fund             168           N/A         18,457            -       18,457         -

Index Trust Fund             138           N/A          6,665        7,442            -       777

Cummins Stock Fund***        159           N/A         20,460            -       20,460         -

Cummins Stock Fund***        148           N/A         15,083       17,270            -     2,187



***Identifies known party-in-interest to the plan
</TABLE



                                                               Schedule III

               CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
               SCHEDULE OF MATCHING CONTRIBUTION FORMULAS
                           AS OF DECEMBER 31, 1995


                         LOC                          CASH         ESOP STOCK
EMPLOYING COMPANY        CODE  LOCATION NAME      CONTRIBUTIONS   CONTRIBUTION
_________________        ____  _____________      _____________   ____________

Cummins Engine Company   110   Columbus Exempt       No            Yes(1)(2)
        "                120   Columbus DWU          Yes(3)(4)     No
        "                121   Walesboro DWU         Yes(17)       No
        "                130   Columbus OCU          Yes(3)(4)     No
        "                131   OCU New Hires         Yes(5)        No
        "                132   Walesboro OCU         Yes(5)(6)     No
        "                133   OCU Levels 4 & 5      Yes(16)       No
        "                135   Cols. Security        No            Yes(1)(2)
        "                136   Cols Sec. New Hires   Yes(4)(5)     No
Cummins Electronics      150   CELCO Union           Yes(12)(6)    No
        "                160   CELCO Exempt          No            Yes(1)(7)
CADEC                    190   CADEC                 Yes(12)       No
Cummins Engine Company   200   Chs Mgmt. Services    No            Yes(1)(2)
Combustion Technologies  210   CTI Georgia           No            Yes(1)(2)
        "                220   CTI Charleston        No            Yes(1)(2)
Cummins Engine Company   240   Chs Cylinder Head     No            Yes(1)(2)
        "                250   Chs Recon             No            Yes(1)(2)
        "                260   Chs Engr Test Svcs.   No            Yes(1)(2)
Cummins Engine Company   280   Precision Gear Train  No            Yes(1)(2)
        "                290   Fuel Systems          No            Yes(1)(2)
        "                291   Cummins Marine        No            Yes(1)(2)
        "                292   Quality Custom Comp   No            Yes(1)(2)
        "                300   Jamestown             No            Yes(1)(2)
        "                301   JEP New Hires         Yes(5)(6)     No
Cummins Natural Gas      390   Cummins Natural Gas   Yes(14)(15)   No
 Engines
Cummins Americas, Inc.   400   Miami PDC             No            Yes(1)(2)
Atlas Crankshaft         500   Atlas Salaried        No            Yes(1)(2)
        "                510   Atlas Union           Yes(4)        No
Onan Corporation         550   Onan-Multiple Loc.    Yes(10)       Yes(9)
        "                551   Onan Huntsville       Yes(10)       Yes(9)
        "                552   Onan OPE St. Peter    Yes(10)       Yes(9)
Fleetguard, Inc.         600   Fleetguard TN         No            Yes(1)(2)
                                Salaried
        "                610   Fleetguard Lake       No            Yes(1)(2)
                                Mills Salaried
        "                620   Fleetguard Lake       No            Yes(1)(2)
                                Mills Hourly
        "                630   Fleetguard TN Hr      Yes(11)       No
Lubricant Consultants    640   Lubricon              Yes(13)       No
Kuss                     650   Kuss Salaried         No            Yes(1)(2)
Kuss                     651   Kuss Union            No            Yes(1)(2)
Fleetguard, Inc.         655   Separation Tech.      No            Yes(1)(2)


Cummins Engine Company   700   DRC Salaried          No            Yes(1)(2)
        "             *  720   DRC TN Union          Yes(12)       No
        "             *  730   DRC LA Union          Yes(14)       No
        "             *  740   DRC LA Union          Yes(14)       No
Cummins Diesel Intl.     810   CDIL                  No            Yes(1)(2)
Cummins Engine Company   815   CKEC                  No            Yes(1)(2)
Consolidated Diesel Co.  900   Consol. Diesel Co.    Yes(12)(8)    No
Holset Engr. Company     950   Holset MI             No            Yes(1)(2)
        "                951   Holset Chs            No            Yes(1)(2)


*Participants at locations 720, 730 and 740 are not eligible to make Basic Savings Contributions.


Matching Contribution Legend
____________________________

( 1) ESOP Stock Contribution based on 50% of 1st 2% of pay contributed as a Pre-Tax Contribution.

( 2) ESOP Stock Contribution based on 50% of 1st $900 of pay contributed as a Basic Savings Contribution.

( 3) Cash Contribution of 50% (up to a maximum of $325) of 1st 2% of pay contributed as a Pre-tax Contribution.

( 4) Cash Contribution of 50% of the 1st $900 of pay contributed as a Basic Savings Contribution.

( 5) Cash Contribution of $325 per year to Pre-Tax Contribution account, regardless of % of pay contributed.

( 6) Cash Contribution of 100% on 1st $450 of pay contributed as a Basic Savings Contribution.

( 7) ESOP Stock Contribution based on 100% of 1st $900 of pay contributed as a Basic Savings Contribution.

( 8) Cash Contribution based on 50% (up to a maximum of $900) on 1st $1,800 of pay contributed as a Basic Savings Contribution.

( 9) ESOP Stock Contribution based on 100% of 1st $250, 75% of next $250, 50% of next $1,000, and 25% of next $1,000 (maximum stock match = $1,187.50).  NOTE:  Applies to Pre-Tax
      Contributions.

(10) Cash Contribution of 25% of the 1st $1,000 of pay contributed as a Basic Savings Contribution.

(11) Cash Contribution of 50% of the 1st 2% of pay contributed as a Pre-Tax Contribution with a minimum of $200 if at least 2% is contributed.

(12) Cash Contribution of 50% of 1st 2% of pay contributed as a Pre-Tax Contribution.

(13) Cash Contribution of 100% of 1st 2.5% of pay contributed as a Pre-Tax Contribution.

(14) Cash Contribution of 50% of 1st 4% of pay contributed as a Pre-Tax Contribution.

(15)  Discretionary Cash Contribution.

(16) Cash Contribution of $400 per year to Pre-Tax Contribution account, regardless of % of pay contributed.

(17) Cash Contribution of $1 for $1 up to 2% of gross pay; $.25 on dollar up to next 4% of gross pay for pretax.

                                                               Schedule IV


                   Cummins Engine Company, Inc. and Affiliates
                          Retirement and Savings Plans
                          Employing Locations by Plan




Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for
               Salaried and Non-Bargaining Hourly Employees
                             EIN # 35-0257090
                                 Plan 020
- ---------------------------------------------------------------------------

     110  Columbus Exempt                 300  Jamestown
     135  Columbus Security               301  Jamestown New Hires
     136  Columbus Security New Hires     390  Cummins Natural Gas Engines
     160  CELCO Exempt                    400  Miami PDC
     190  CADEC                           500  Atlas Salaried
     200  Charleston Management Svcs.     600  Fleetguard TN Salaried
     210  CTI Georgia                     610  Fleetguard Lake Mills Salaried
     220  CTI Charleston                  620  Fleetguard Lake Mills Hourly
     240  Chs Headline                    650  Kuss Salaried
     250  Chs Recon                       655  Separation Tech
     260  Chs Engr. Test Services         700  DRC Salaried
     280  Precision Gear                  810  CDIL
     290  FSB                             815  Cummins Komatsu
     291  Cummins Marine                  950  Holset MI
     292  Quality Custom Comp             951  Holset Chs




         Cummins Engine Company, Inc. Retirement and Savings Plan for
                          Onan Corporation Employees
                               EIN # 41-0965373
                                   Plan 025
- --------------------------------------------------------------------------

     550  Onan Multiple Locations         552  Onan OPE St. Peter
     551  Onan Huntsville




         Cummins Engine Company, Inc. Retirement and Savings Plan for
                    Consolidated Diesel Company Employees
                              EIN #  56-1896727
                                  Plan 020
- -------------------------------------------------------------------------

     900  Consolidated Diesel Company




         Cummins Engine Company, Inc. Retirement and Savings Plan for
                     Lubricant Consultants, Inc. Employees
                              EIN #  22-2083361
                                  Plan 020
- -------------------------------------------------------------------------

     640  Lubricon




Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for
                         Bargaining Unit Employees
                             EIN # 35-0257090
                                 Plan 030
- ---------------------------------------------------------------------------

     120  Columbus DWU                    510  Atlas Union
     121  Walesboro DWU                   630  Fleetguard TN Hour
     130  Columbus OCU                    651  Kuss Union
     131  OCU New Hires                   720  DRC TN Union
     132  Walesboro OCU                   730  DRC LA Union
     133  OCU Levels 4 & 5                740  DRC LA Union
     150  CELCO Union



                                                                    Schedule V

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                                EIN 35-0257090
           ITEM 27B:  SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                           AS OF DECEMBER 31, 1995
                          (amounts stated in 000's)



                                    PRINCIPAL
                      ORIGINAL      RECEIVED        UNPAID
                      AMOUNT OF     DURING         PRINCIPAL      AMOUNT
PLAN                    LOAN        THE YEAR      AT 12/31/95     OVERDUE
__________            _________     _________     ___________     _______

Salaried                $77            $2             $68           $10

Bargaining               34             4              12             3

Onan                     65             9              43             9

CDC                       7             1               5             1



Participants may borrow amounts contributed up to 50% of the participant's account balance, not to exceed $50,000. Loans must be repaid at least quarterly over a period not to exceed five years. Interest rates vary depending upon the time the loans are requested. A collection policy has been implemented to tax all delinquent loans greater than 90 days past due as distributions to the participant

                                SIGNATURE
                                __________



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                CUMMINS ENGINE COMPANY, INC.

                                RETIREMENT AND SAVINGS PLAN
                                ____________________________
                                     (Name of Plan)




By     /s/ Carol K. Smalley
       ____________________
       Carol K. Smalley
       Secretary - Pension
       Policy Committee













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